Exhibit 99.1

Alarum Reports Record Revenues for the Fourth Quarter and Full Year 2022

Revenues for 2022 totaled a record of $18.8 million, up 83% compared to 2021

“Our impressive growth, ongoing exponential decrease in burn rate, a trend that strengthened significantly into the first quarter of 2023, and cash balance combined with additional available financial resources of $2.7 million, allow us to continue support of our growth and business”

TEL AVIV, Israel, March 31, 2023 – Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of enterprise and consumers internet access solutions, today announced record financial results for the three months and year ended December 31, 2022.

Key highlights for the three months and year ended December 31, 2022:

●	Revenues for the three months ended December 31, 2022, reached a record high of $5.2 million, an increase of approximately 37% compared to the three months ended December 31, 2021.

●	Full year 2022 revenues totaled a record of $18.8 million, an increase of approximately 83% compared to 2021.

●	NetNut Ltd. (“NetNut”), the Company’s internet access company for organizations, became cashflow positive.

●	Net loss and adjusted EBITDA loss for the fourth quarter of 2022 totaled $2.9 million and $1.7 million, respectively, a decrease of approximately 36% and 55%, respectively, compared to the equivalent quarter of 2021.

“We are proud to announce a fourth consecutive year and the eighth consecutive quarter of exponential growth. We are also pleased to share that we are making excellent progress in accelerating our path towards profitability – in addition to our revenue growth, and through careful planning, we have been able to significantly reduce our losses and burn rate, a trend that continued into the first quarter of 2023 with even greater reduction compared to the fourth quarter of 2022,” said Shachar Daniel, Chief Executive Officer of Alarum.

“These impressive milestones were achieved with hard work and our commitment to deliver great value to our customers. We have invested in product improvements, which have resulted in increased customer retention and lower consumer acquisition costs. We are extremely proud of our enterprise internet access arm, NetNut, that is positioning itself as a leading brand in its field and has become profitable in the last quarter with a growing customer base and revenues.

“Over the past four years, we presented strong financial results, with consistent revenue growth year over year at an impressive 83% rate. The compound annual growth rate for the past four years is 91%, a testament of our ability to sustain our growth momentum.

“Despite the challenging market conditions during the last two years, we have successfully managed our cash position while maintaining consistent growth. We recognize that this period has been difficult for many businesses, and we are grateful for the dedication and hard work of our team that has enabled us to navigate through these times,” Mr. Daniel added.

“Overall, these results demonstrate the strength of our business model and our commitment to delivering long-term value for our stakeholders. Looking ahead, we remain steadfast in executing our long-term strategy and are committed to delivering sustainable growth and value for our stakeholders. We are confident that our financial position and resilient and scalable business model will allow us to remain on track to building a leading company in our space,” Mr. Daniel concluded.

2022 Highlights and Recent Business Developments:

●	Corporate rebranding: changed our name to Alarum Technologies Ltd. to reflect core values of our growing business.

●	Alarum Ranked #14 by Statista and Globes among Israel’s 100 Fastest Growing Companies.

NetNut – the Company’s Enterprise Internet Access arm:

Consecutive months of growth and business expansion:

●	Enterprise internet access business turned profitable and marked three record revenue months.

●	NetNut entered the end-to-end retail AI data market.

●	NetNut strengthened its presence in the price comparison market with new travel-industry customers.

●	Cybersecurity: NetNut enabled its new enterprise cybersecurity customers to identify potential cyber-attacks.

●	NetNut launched its new mobile IP Proxy network with sales to the first three customers.

●	NetNut’s network doubled usage volume within one month with more than 36 billion requests processed.

●	E-commerce: NetNut successfully gained increased traction among E-commerce customers in preparation for November 2022 shopping events.

●	Anti-fraud solution: NetNut won three new leading customers to use its advanced solution for advertising fraud detection, mitigation, and prevention.

CyberKick Ltd. (“CyberKick”) – the Company’s Consumer Internet Access solutions:

Gained investor’s confident with investments in its business model and continues users’ traction:

●	The Company’s consumer privacy platforms reached over five million downloads.

●	Alarum’s privacy application ranked among the top 10 privacy applications in the App Store.

●	Expanded consumer privacy solution portfolio with new application for Android users.

●	Launched its consumer privacy solution for Microsoft Windows.

Financial Results for the Three Months Ended December 31, 2022:

●	Total revenues amounted to $5,169,000 (Q4.2021: $3,773,000). The growth is attributed to the organic increase in both enterprise and consumer business revenues.

●	Cost of revenues totaled $2,402,000 (Q4.2021: $1,668,000). The increase is a result of the cost of the resources required to generate the increased revenues – mainly traffic acquisition costs, internet service providers costs and clearing costs.

●	Research and development expenses totaled $778,000 (Q4.2021: $1,900,000). The decrease is attributed mainly to a reduction in research and development expenses of the enterprise security segment that was outsourced during 2022 to a global security reseller, as well as a decrease in share-based payments.

●	Sales and marketing expenses totaled $3,502,000 (Q4.2021: $2,809,000). The increase stems mainly from intangible assets impairment and an increase in media costs of the consumer segment, partially offset by a reduction in the sales and marketing expenses of the enterprise security segment that was outsourced during 2022 to a global security reseller.

●	General and administrative expenses totaled $1,416,000 (Q4.2021: $2,599,000). The decrease is mainly due to lower professional consulting fees, predominantly legal, in connection with patent-related proceedings, which were resolved by a settlement in May 2022.

●	Finance expenses totaled $79,000 (Q4.2021: finance income of $497,000). The switch from income to financial loss stems from lack of income during the current quarter that was booked in the corresponding quarter of 2021 from derivative financial instruments value reduction, income from short-term investments during Q4.2021, as well as interest expense related to the Company’s 2022 short- and long-term loans.

●	As a result, net loss totaled $2,896,000, or $0.09 basic loss per ordinary share (Q4.2021: net loss of $4,520,000, or $0.15 basic loss per ordinary share).

●	Adjusted EBITDA loss totaled $1,729,000 (Q4.2021: Adjusted EBITDA Loss of $3,800,000).

Financial Results for the Year Ended December 31, 2022:

●	Total revenues amounted to $18,779,000 (2021: $10,281,000). The growth is attributed to the increase in enterprise access solutions revenues and the consolidation of CyberKick’s revenues fully in 2022 compared to partial consolidation in the equivalent period in 2021 following the completion of its acquisition on July 4, 2021.

●	Cost of revenues totaled $8,652,000 (2021: $5,145,000). The increase is mainly a result of the full consolidation of CyberKick’s cost of revenues, primarily traffic acquisition costs for third party products and clearing costs, in 2022, compared to partial consolidation in the equivalent period in 2021.

●	Research and development expenses totaled $4,033,000 (2021: $4,771,000). The decrease is attributed to the reduction of these expenses in the enterprise security segment, partially offset by the full consolidation of CyberKick’s research and development expenses in 2022 and the development of new products, compared to partial consolidation in the equivalent period in 2021.

●	Sales and marketing expenses totaled $12,187,000 (2021: $8,348,000). The increase is primarily attributed to the full consolidation of CyberKick’s sales and marketing expenses, mainly its media costs, in 2022, compared to partial consolidation in the equivalent period in 2021. The increase was partially offset by a reduction in the sales and marketing expenses of the enterprise security segment.

●	General and administrative expenses totaled $6,762,000 (2021: $7,013,000). The decrease is mainly due to lower professional consulting fees, predominantly legal, in connection with patent-related proceedings, which were resolved by a settlement in May 2022, partially offset by the full consolidation of CyberKick’s general and administrative expenses in 2022 compared to partial consolidation in the equivalent period in 2021.

●	Finance expenses totaled $54,000 (2021: finance income of $942,000). The switch from income to financial loss stems from lower income that was booked compared to the previous year from derivative financial instruments value reduction, short-term investments (income in 2021 and expense in 2022), as well as interest expense related to the Company’s 2022 short- and long-term loans.

●	As a result, net loss totaled $13,151,000, or $0.42 basic loss per ordinary share (2021: net loss of $13,125,000, or $0.48 basic loss per ordinary share).

●	Adjusted EBITDA loss totaled $8,971,000 (2021: Adjusted EBITDA Loss of $11,128,000).

We define Adjusted EBITDA Loss as net loss before depreciation and amortization, interest and tax, as further adjusted to remove the impact of (i) impairment of intangible assets and goodwill (if any); (ii) share-based compensation expense; (iii) contingent consideration measurement (if any); and (iv) issuance costs in connection with our securities offerings (if any).

The following table presents the reconciled effect of the above on the Company’s Adjusted EBITDA loss for the year and three months ended December 31, 2022 and 2021:

	For the year Ended December 31,		For the Three-Month Period Ended December 31,
(thousands of U.S. dollars)	2022	2021	2022	2021

Net loss for the period	(13,151)	(13,125)	(2,896)	(4,520)
Adjustments:
Assets impairment, depreciation, and amortization	2,205	1,512	882	448
Finance expense (income), net	54	(942)	79	(497)
Tax benefit	(327)	(945)	(112)	(792)
EBITDA loss	(11,219)	(13,500)	(2,047)	(5,361)
Adjustments:
Impairment of goodwill	569	700	-	700
Contingent consideration measurement	-	(684)	-	(94)
Share-based compensation	1,679	2,356	318	955
Adjusted EBITDA loss	(8,971)	(11,128)	(1,729)	(3,800)

Balance Sheet Highlights:

●	As of December 31, 2022, shareholders’ equity totaled $13,311,000, or approximately $4.08 per outstanding American Depository Share, compared to shareholders’ equity of $24,187,000 on December 31, 2021. The reduction is due mainly to the Company’s net loss during the year.

●	As of December 31, 2022, the Company’s cash and cash equivalents balance aggregated to $3,290,000, compared to $3,828,000 on December 31, 2021. The Company’s cash balance does not account for up to an additional $2.7 million in funds available under its credit facility and investment financing.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA and Adjusted EBITDA Loss for the periods presented that exclude depreciation and amortization, interest and tax, as further adjusted for the effect of impairment of goodwill, contingent consideration adjustments and share-based compensation expenses. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Fourth Quarter 2022 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Alarum, and Mr. Shai Avnit, Chief Financial Officer of Alarum, will host a conference call today, on March 31, 2023, at 08:30 a.m. ET, to discuss the fourth quarter and the entire year of 2022 financial results, followed by a Q&A session.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

Date:	Friday, March 31, 2023

Time:	08:30 a.m. Eastern time, 05:30 a.m. Pacific time

Toll-free dial-in number:	1-877-407-0789 or 1-201-689-8562

Israel Toll Free:	1 809 406 247

Participants will be required to state their name and company upon entering the call. If you have any difficulty connecting with the conference call, please contact Michal Efraty on behalf of Alarum at ++972-(0)-52-3044404.

The conference call will be broadcast live and available for replay here.

A replay of the conference call will be available after 11:30 a.m. Eastern time through April 28, 2023:

Toll-free replay number:	1-844-512-2921 or 1-412-317-6671

Replay ID:	13737029

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access solutions. The Company operates in two distinct segments: solutions for enterprises and solutions for consumers.

The solutions by NetNut, our Enterprise Internet Access arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee privacy, quality, stability, and the speed of the service.

Our Consumer Internet Access arm offers privacy and cybersecurity solutions to end users. These solutions are designed to allow users to take charge of their online privacy with a powerful, secured and encrypted connection. The solutions are designed for basic and advanced use cases, ensuring complete protection of personal and digital information.

The Company’s previously developed cybersecurity solutions for enterprises are offered by an information security provider, as a solution or cloud service.

For more information about Alarum and its internet access solutions for enterprises and consumers, please visit www.alarum.io.

Visit our new website

Follow us on Twitter

Subscribe to our new YouTube channel

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses its potential profitability, its ability to significantly reduce its losses and burn rate and to continue to support the growth of its business, availability of additional funds, NetNut positioning itself as a leading brand in its field and becoming profitable in the last quarter with a growing customer base and revenues and the Company’s commitment to delivering long-term value for its stakeholders and to build a leading company in its space. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

+972-(0)52-3044404
investors@alarum.io

Consolidated Statements of Financial Position

(In thousands of USD)

	December 31,
	2022	2021
	(Audited)
Assets
Current assets:
Cash and cash equivalents	3,290	3,828
Short-term restricted deposit	560	-
Short-term investments	-	5,887
Trade receivables	1,790	1,496
Other receivables	760	713
Total current assets	6,400	11,924

Non-current assets:
Long-term restricted deposits	127	84
Long-term deposit	21	65
Other non-current assets	228	-
Property and equipment, net	92	119
Right of use assets	190	451
Goodwill	10,429	10,998
Intangible assets, net	4,884	7,013
Total non-current assets	15,971	18,730
Total assets	22,371	30,654

Liabilities and equity
Current liabilities:
Trade payables	2,167	1,219
Other payables	2,350	2,839
Current maturities of long-term loan	617	-
Short-term bank loans	1,606	-
Contract liabilities	1,170	514
Derivative financial instruments	26	488
Short-term lease liabilities	204	365
Total current liabilities	8,140	5,425

Non-current liabilities:
Long-term loans	606	-
Long-term contract liabilities	-	18
Long-term lease liabilities	13	197
Deferred tax liabilities	301	645
Liability in respect of the Israeli Innovation Authority	-	182
Total non-current liabilities	920	1,042
Total liabilities	9,060	6,467

Equity:
Ordinary shares	-	-
Share premium	95,077	91,112
Other equity reserves	15,042	16,732
Accumulated deficit	(96,808)	(83,657)
Total equity	13,311	24,187
Total liabilities and equity	22,371	30,654

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the year Ended December 31,		For the Three Months Ended December 31,
	2022	2021	2022	2021
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Revenues	18,779	10,281	5,169	3,773
Cost of revenues	8,652	5,145	2,402	1,668
Gross profit	10,127	5,136	2,767	2,105

Research and development expenses	4,033	4,771	778	1,900
Sales and marketing expenses	12,187	8,348	3,502	2,809
General and administrative expenses	6,762	7,013	1,416	2,599
Impairment of goodwill	569	700	-	700
Contingent consideration measurement	-	(684)	-	(94)
Operating expenses	23,551	20,148	5,696	(7,914)

Operating loss	(13,424)	(15,012)	(2,929)	(5,809)

Finance income (expenses), net	(54)	942	(79)	497
Tax benefit	327	945	112	792
Net loss	(13,151)	(13,125)	(2,896)	(4,520)

Basic loss per share	(0.42)	(0.48)	(0.09)	(0.15)
Diluted loss per share	(0.42)	(0.48)	(0.09)	(0.15)